Annual Report 2001



AMERICAN BANK NOTE HOLOGRAPHICS, INC.

Contents

Company Profile

American Bank Note Holographics, Inc. (ABNH) is a world leader in the design, production and marketing of high security holograms for the protection of credit cards, packaged products, identity cards, bank notes and other documents of value. ABNH pioneered the use of holographic technology in the 1980s to combat counterfeiting and fraud. ABNH holograms are used to protect a wide range of products including MasterCard, VISA, Europay, Discover, and Diners Club transaction cards, documents issued by the United States and other governments, pharmaceuticals and consumer and industrial products.

The need for better security for products and documents is escalating as new technologies have made it easier for criminals and terrorists to counterfeit. The holograms that ABNH designs and produces provide an effective deterrent to counterfeiting since they are extremely difficult to copy, and they are easily recognizable. ABNH combines its world class holographic origination capabilities with proprietary applications to create effective solutions to combat the increasing worldwide problems of counterfeiting, tampering, diversion, and fraud.

ABNH maintains its corporate headquarters in Elmsford, New York, and production facilities in Elmsford, Huntingdon Valley, Pennsylvania, and Dalton, Massachusetts.

Financial Highlights

Revenue
Dollars in Thousands



$25,000
$20,000
$15,000
$10,000
$5,000
$0
$21,729
$19,473
$20,482
1999
2000
2001

Research & Development
Dollars in Thousands



$1,500
$1,200
$900
$600
$300
$0
$261
$928
$1,233
1999
2000
2001

Net Income
Dollars in Thousands



$1,000
$500
$0
$(500)
$(1,000)
$(1,500)
$(2,000)
$(2,500)
$(1,075)
$(1,883)
$591
1999
2000
2001

Stockholders' Equity
Dollars in Thousands



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$13,455
$23,988
$24,579
1999
2000
2001

In 2001, we returned to profitability and we continued to invest in improving our product line to provide more effective security solutions for documents and products. We are proud of all of our employees who have helped us to not only address prior challenges, but also to improve our capabilities to serve our target customers. The investments and changes we have made to our products, processes and personnel are directed at helping to solve the escalating security problems facing the producers and users of critical products such as currency, credit cards, ID cards and pharmaceuticals. While the development, testing, evaluation and sale of these products has required a substantial and ongoing investment in both time and money, we believe these investments will be rewarded as more governments and corporations increasingly recognize the value of our customized security solutions.

The need for better security solutions for documents and products has never been greater. First, it is easier to counterfeit now than it has ever been before as sophisticated imaging and copying technologies have become widely available to both the professional and casual counterfeiter. But more urgently, counterfeiting and tampering are tools for terrorists to fund their illicit activities and threaten both the public's safety and consumer confidence. Governments and corporations that produce financial, identification and consumer products must become more proactive in protecting these products from terrorists and criminal attack. In sum, the risk of counterfeiting has escalated from a narrowly defined issue of concern primarily to issuers of currency and credit cards to a far reaching and urgent problem affecting numerous documents and products that can impact international security and economic stability.

ABNH is dedicated to developing and marketing the most effective and practical solutions to meet the urgent global need to protect the integrity of valuable documents and products. Our products generally feature our proprietary security holograms for several reasons. First, our holograms cannot be copied or simulated with conventional printing techniques. Second, our holograms incorporate covert features that make them virtually impossible to replicate identically, and therefore support forensic investigation. And third, our holograms are easy to recognize so that the general public can be an important participant in the security detection and enforcement system.

Our commitment to product innovation and enhancement is supported by a focused research and development program. We have increased our R&D spending from under $0.3 million in 1999 to over $1.2 million in 2001. This money was primarily directed at developing, testing and refining better security products to meet the current challenges facing the producers and users of transaction cards, currency, ID cards and consumer products such as pharmaceuticals.

We would like to review our market position, product offerings and objectives in several of our most important target markets:

Transaction cards

We continue to strengthen our position as the preeminent supplier of security holograms for the transaction card industry. Our holograms are a critical component of the security program for MasterCard, Visa, Discover, Diners Club, Europay and other producers and issuers of transaction cards. In addition, our patented product, HoloMag®, is an important innovation for this market since it converts commodity magnetic tape to a high security product, and it helps to address the problems of counterfeiting and skimming. HoloMag® is also attractive since it efficiently utilizes space on the back of the card in a prominent way to support the brand or message of the card issuer. We have been engaged in extensive testing and trials of HoloMag®, and we believe it is responsive to the security, design and implementation objectives of the card industry. HoloCard™, our full-faced registered holographic card, has also undergone extensive development, testing and evaluation and is starting to attain recognition in a variety of applications in which it can enhance card security and design.

Bank notes and documents of value

When ABNH first conceived of the idea of using holograms to protect currency against counterfeiting in the early 1980's, it faced two major obstacles. First, the perceived risk of counterfeiting currencies with available technologies was relatively low, and second the holographic material available at the time was not durable enough to meet the needs of central banks. In recent years, central banks have become much more sensitive to the risk of counterfeiting as evidenced by the release of the new Euro bank notes in January 2002 with holograms on every denomination. In order to address the second issue, we have recently developed proprietary techniques for producing extremely durable material for bank note holograms. We continue to work closely with Crane & Co. and have collaborated in producing a durable holographic window thread that can be incorporated directly into currency paper. We are also working on developing durable bank note ribbons and patches so that we can provide a complete range of improved optical security devices to central banks and other producers of documents of value.

Pharmaceuticals and packaged consumer goods

The problem of pharmaceutical counterfeiting, tampering and diversion has been escalating at an alarming rate as a result of the advent of inexpensive and sophisticated imaging technologies, the growth of new distribution channels such as the Internet, the rising cost of certain pharmaceuticals and the threat of terrorists tampering with the free world's drug supply. This trend is creating a potential world health crisis that could threaten the lives of millions of people who rely on the authenticity of prescription and over-the-counter drugs. It is also creating a financial exposure to pharmaceutical manufacturers and governments of many billions of dollars. We have developed customized solutions that combine the holographic security devices that ABNH pioneered to protect valuable documents with sophisticated packaging and labeling techniques to address the problems of pharmaceutical and other consumer product counterfeiting, tampering, and diversion.

Identification documents

Since terrorists used counterfeit drivers' licenses to board and hijack airplanes on September 11th, there has been a great deal of attention paid to the quality and security of the identification documents in place in the United States and other countries. In many cases, drivers' licenses are acting as a de facto identification card, but they have generally not been designed as secure documents with strong anti-counterfeiting protections. We believe there is an urgent need to standardize and improve the security of identification documents and we are working with motor vehicle bureaus, corporations and national governments to help improve the security of the identification documents they issue.



Kenneth H. Traub
President and Chief Executive Officer

Salvatore F. D'Amato
Chairman of the Board

In summary, we remain committed to developing and marketing the most effective solutions to protect valuable documents and products. We are living in an age where every responsible government, corporation and citizen needs to be increasingly sensitive to security at all times, and we are proud of the role ABNH is serving in helping to protect the security of the documents and products that are essential to a free and productive society.

We are grateful for your continued support and we look forward to a prosperous and secure future.

Kenneth H. Traub
President and Chief Executive Officer

Salvatore F. D'Amato
Chairman of the Board

Selected Financial Data

In thousands, except per share data	2001	2000[c]	1999	1998	1997
			Year Ended December 31,		
Statement Of Income Data:					
Revenue:					
Sales [a]	**$ 20,016**	$ 19,029	$ 21,194	$ 29,203	$ 23,560
Royalty income	**466**	444	535	554	785
	20,482	19,473	21,729	29,757	24,345
Costs and expenses:					
Cost of goods sold	**9,962**	8,876	11,247	18,727	11,619
Selling and administrative [a] [b]	**7,314**	8,085	9,803	6,825	6,288
Research and development	**1,233**	928	261	337	534
Depreciation and amortization	**1,097**	1,076	1,026	1,080	1,136
	19,606	18,965	22,337	26,969	19,577
Operating income (loss)	**876**	508	(608)	2,788	4,768
Other income (expense):					
Other income	**—**	—	24	—	36
Interest, net	**258**	(512)	(985)	(400)	146
Settlement with Former Parent	**—**	519	—	—	—
Settlement of shareholder litigation	**—**	(3,508)	—	—	—
Income (loss) before provision for (benefit from) income taxes	**1,134**	(2,993)	(1,569)	2,388	4,950
Provision for (benefit from) income taxes	**543**	(1,110)	(494)	1,269	2,130
Net income (loss)	**$ 591**	$ (1,883)	$ (1,075)	$ 1,119	$ 2,820
Net income (loss) per share:					
Basic and diluted	**$ 0.03**	$ (0.12)	$ (0.08)	$ 0.08	$ 0.21
Weighted average shares outstanding:					
Basic	**18,484**	15,421	13,636	13,636	13,636
Diluted	**18,484**	15,421	13,636	13,701	13,636

	2001	2000	1999	1998	1997
			December 31,		
Balance Sheet Data:					
Working capital	**$ 11,884**	$ 10,377	$ 2,051	$ 2,023	$ 8,684
Total assets	**28,586**	29,134	22,425	30,820	27,515
Total debt	**—**	—	1,268	5,968	674
Total stockholders' equity	**24,579**	23,988	13,455	14,530	21,165

(a) Sales have been adjusted from 1997 through 2000 to reflect the reclassification of shipping charges billed to customers, which were previously netted in selling and administrative expenses.

(b) During the year ended December 31, 1999, we incurred costs of $3.5 million, net of $0.6 million of insurance reimbursements, in connection with the audit committee investigation and related restatement efforts and defense of litigation. Also, during 1999, we determined that we would not establish our own post-retirement health care plan and reversed a $404,000 accrued liability in this regard. The costs and reversal are included in selling and administrative expenses.

(c) During the year ended December 31, 2000 we incurred costs of $3.4 million regarding the settlement of the shareholder litigation, and $0.1 million in connection with fines and costs incurred regarding the SEC and U.S. Attorney investigations. In addition, we reversed $0.5 million from accounts payable and accrued expenses resulting from a settlement, which we entered into with our former parent. These costs are included in other income (expense) on the accompanying statement of operations. Additionally in the third quarter of 2000, our insurance carriers agreed to pay us $750,000 as a product liability reimbursement, which we included in cost of sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements, including the notes thereto, appearing elsewhere in this report.

Overview

American Bank Note Holographics, Inc ("ABNH") was, until July 20, 1998, a wholly-owned subsidiary of American Banknote Corporation ("ABN" or the "Former Parent"). On that date, ABN completed the sale of 13,636,000 shares of our common stock in an initial public offering (the "Offering"), representing ABN's entire investment in ABNH. We did not receive any proceeds from the Offering.

ABNH originates, mass-produces and markets holograms. Our holograms are used primarily for security applications such as counterfeiting protection for credit and other transaction cards, identification cards and documents of value, as well as for tamper resistance and authentication of high-value consumer and industrial products. We also produce non-secure holograms for packaging and promotional applications. Our sales of holograms for security applications generally carry higher gross margins than sales for non-security applications.

Concerns regarding counterfeiting, piracy and other infractions that can result in lost sales, lost goodwill and product liability claims drive the use of product authentication holograms. Companies in various industries have utilized holograms as authentication devices to reduce potential losses. Also, concerns over counterfeiting and copying have led to an increased use of holograms on documents of value, including currency, passports, business checks, gift certificates, vouchers, certificates of deposit, stamps (postage and revenue), tickets and other financial instruments.

A significant portion of our business is derived from orders placed by credit card companies, including MasterCard and manufacturers of VISA brand credit cards, and variations in the timing of such orders can cause significant fluctuations in our sales. Sales to MasterCard for the years ended December 31, 2001, 2000 and 1999 were approximately 37%, 28%, and 27%, respectively. We provide holograms to MasterCard pursuant to an agreement, as amended, which expires in February 2003, subject to automatic renewal if not terminated by either party. Sales to VISA card manufacturers were approximately 23%, 19%, and 18%, respectively, of sales for the years ended December 31, 2001, 2000 and 1999. We do not have long-term purchase contracts with VISA and we supply holograms to approximately 50 VISA authorized card manufacturers pursuant to purchase orders. Currently we are one of two companies authorized to manufacture and sell VISA brand holograms to manufacturers of VISA brand credit cards. If either MasterCard or VISA were to terminate its respective relationship with us or substantially reduce their orders, there would be a material adverse effect on our business, financial condition, results of operations and cash flows.

Holograms are sold under purchase orders and contracts with customers. Sales and the related cost of goods sold are generally recognized at the latter of the time of shipment or when title passes to customers. In some situations, we have shipped product with the right of return where we are unable to reasonably estimate the level of returns and/or the sale is contingent upon the customers' use of the product. In these situations, we do not recognize sales upon product shipment, but rather when the buyer of the product informs us that the product has been used. Additionally, pursuant to terms with a certain customer, completed items are stored on behalf of the customer at our on-site secured facility and, in that instance, sales are recognized when all of the following have occurred: the customer has ordered the goods, the manufacturing process is complete, the goods have been transferred to the on-site secured facility and are ready for shipment, the risk of ownership has passed to the customer and the customer has been billed for the order. At December 31, 2001 and 2000, accounts receivable from this customer totaled $1.0 million and $0.4 million, respectively.

We purchase certain key materials used in the manufacture of our holograms and outsource certain key processes from third party suppliers, some of which are sole source relationships, with whom we do not have supply contracts. Any problems that occur with respect to the delivery, quality or cost of any such materials or processes could have a material adverse effect on our financial position, results of operations and cash flows.

During 2001, 2000 and 1999, export sales accounted for approximately 28%, 31% and 32%, respectively, of total sales. All of our export sales are presently denominated in U.S. dollars.

Sales may fluctuate from quarter to quarter due to changes in customers' ordering patterns. Customers do not typically provide us with precise forecasts of future order quantities. Quarterly demand for holograms may be materially influenced by customers' promotions, inventory replenishment, card expiration patterns, delivery schedules and other factors which may be difficult for us to anticipate.

Cost of goods sold includes raw materials such as nickel, foils, films and adhesives; labor costs; manufacturing overhead; and hologram origination costs (which represent costs of a unique master hologram that is made to customer specifications and is an integral part of the production process). As a result, costs of goods sold are affected by product mix, manufacturing yields, costs of hologram originations and changes in the cost of raw materials and labor.

Selling and administrative expenses primarily consist of salaries, benefits and commissions for our corporate, sales, marketing and administrative personnel, marketing and promotion expenses, legal and accounting expenses and expenses associated with being a public company.

In accordance with a tax allocation agreement in effect through the date of our Offering, we were included in the consolidated Federal income tax return and, in certain instances, consolidated or combined state and local income tax returns of ABN and made payments to ABN based on the amounts which would be payable as Federal, state and local income taxes as if consolidated or combined returns were not filed. We computed our Federal, state and local income tax provision as if we were filing separate income tax returns, without regard to the tax allocation agreement. During 2000, ABNH and the Former Parent reached an agreement, subject to consummation of the Former Parent's Chapter 11 plan. The agreement provides, among other things, that the Former Parent will be responsible for and shall pay all asserted and unasserted income, franchise and similar tax liabilities of ABNH for the period January 1, 1990 through July 20, 1998 and will indemnify ABNH with respect to any such liabilities. Amounts paid to the Former Parent in excess of amounts which would have been payable had ABNH filed separate income tax returns have been charged to Due from Former Parent and affiliates. For periods subsequent to the date of the Offering, ABNH has been filing its own Federal and state income tax returns. As of March 1, 2002, ABN's bankruptcy plan has not been consummated, and ABN has indicated in its public SEC filings that it expects to propose to the bankruptcy court certain amendments to the bankruptcy plan that would require the approval of the bankruptcy court after solicitation of any affected creditors.

Results of Operations

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

Sales. Sales increased by $1.0 million, or 5.2%, from $19.0 million in 2000 to $20.0 million in 2001. The increase in sales was due primarily to an increase in sales of security holograms for credit cards of $1.6 million partially offset by a decrease of other security holograms of $0.6 million.

Royalty Income. Royalty income remained relatively unchanged.

Cost of Goods Sold. Cost of goods sold increased by $1.1 million, or 12.2%, from $8.9 million in 2000 to $10.0 million in 2001. As a percentage of sales, cost of goods sold increased from 46.6% in 2000 to 49.8% in 2001. The increase in cost of goods sold as a percentage of sales of 3% was primarily due to a one time insurance settlement of $750,000 in 2000, related to a product liability matter expensed in 1999, which did not recur in 2001 (4%), and an increase in the reserve for obsolescence (2%) offset by a decrease in production costs (3%).

Selling and Administrative Expenses. Selling and administrative expenses decreased by $0.8 million, from $8.1 million in 2000 to $7.3 million in 2001. As a percentage of sales, selling and administrative expenses decreased from 42.5% in 2000 to 36.5% in 2001. The decrease in selling and administrative expenses is primarily due to lower professional fees of $0.8 million resulting from the resolution of prior legal and accounting matters and the reduction of other administration expenses of $0.1 million, offset partially by increases in sales salaries, benefits and expenses of $0.1 million.

Research and Development. Research and development expenses increased from $0.9 million in 2000 to $1.2 million in 2001. As a percentage of sales, research and development expenses increased from 4.9% in 2000 to 6.1% in 2001. The increase reflects the Company's increased emphasis on development and testing new products for its target markets.

Other Income (Expense). Other income (expense) changed from a net expense of $3.5 million in 2000 to income of $0.3 million in 2001. The increase was primarily due to expenses recorded in 2000 associated with settling the shareholder litigation and prepayment of debt partially offset by a gain from the settlement with the Former Parent, all of which did not recur in 2001.

Income Taxes. Income tax expense increased from a benefit of $1.1 million, or 37% of the pre-tax loss in 2000 to an expense of $0.5 million or 48% of pre-tax income in 2001. The effective tax rate for 2001 was increased due to the difference in the treatment of amortization of goodwill for book and tax purposes. This will not occur in 2002 since, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, we will cease amortization of goodwill effective January 1, 2002.

Comparison of the Year Ended December 31, 2000 to the Year Ended December 31, 1999

Sales. Sales decreased by $2.2 million, or 10.2%, from $21.2 million in 1999 to $19.0 million in 2000. The decrease in sales was due primarily to a decrease in sales of security holograms for credit cards of $1.7 million, due to what we believe is the effect of high inventory levels in the transaction card market since many banks acquired extra inventory of cards in 1998 and 1999 in anticipation of potential problems with the Year 2000 transition, a decrease of other security holograms of $0.4 million and a decrease in freight billings of $0.1 million.

Royalty Income. Royalty income decreased $0.1 million or 17.0%, from $0.5 million in 1999 to $0.4 million in 2000. The decrease was due to lower reported licensee revenue in 2000.

Cost of Goods Sold. Cost of goods sold decreased by $2.3 million, or 21.1%, from $11.2 million in 1999 to $8.9 million in 2000. As a percentage of sales, cost of goods sold decreased from 53.1% in 1999 to 46.6% in 2000. The decrease was comprised of a decrease in the provision for obsolete and excess inventory of 5%, a decrease in warranty expense of 7% primarily resulting from a $0.8 million provision for settlement of a breach of contract claim relating to warranties in 1999 and a related insurance reimbursement recorded in 2000, partially offset by an increase in product cost due to changes in product mix of 6%.

Selling and Administrative Expenses. Selling and administrative expenses decreased by $1.7 million, from $9.8 million in 1999 to $8.1 million in 2000. As a percentage of sales, selling and administrative expenses decreased from 46.3% in 1999 to 42.5% in 2000. The decrease in expenses is primarily due to costs incurred related to the audit committee investigation and related restatement efforts of $3.5 million, which did not recur in 2000 and a decrease of bad debt expense of $0.2 million, offset partially by increases in selling salaries and benefits of $0.2 million due to the addition of personnel, other selling expenses of $0.6 million, principally due to higher costs incurred for travel, shows and marketing samples, administrative salaries and benefits of $0.6 million principally due to the reversal of accrued retirement benefits in 1999 that did not recur in 2000 and other administrative expenses of $0.6 million principally due to professional and public company expenses.

Interest, net. Interest, net decreased by $0.5 million from $1.0 million in net expense in 1999 to $0.5 million net expense in 2000. This decrease was due to a greater write off of deferred financing costs associated with the repayment of the then existing credit facility in 1999 than the write off of deferred financing costs associated with the repayment of the Loan and Security Agreement with Foothill Capital Corporation (as amended, the "Foothill Loan") in 2000 ($0.3 million) and an increase in interest income ($0.2 million).

Settlement of Shareholder Litigation. Shareholder litigation amounted to $3.5 million in 2000 and was comprised of $3.4 million regarding the settlement of the shareholder litigation and $0.1 million in connection with costs incurred regarding the SEC and U.S. Attorney investigations.

Settlement with Former Parent. Settlement with Former Parent amounted to $0.5 million and was comprised of $0.3 million of accounts payable and $0.2 million of accrued expenses, which were reversed in the fourth quarter of 2000, resulting from a settlement which we entered into with our Former Parent.

Seasonality

Our sales have not generally exhibited substantial seasonality. However, our sales and operating results to date have, and future sales and therefore operating results may, continue to fluctuate from quarter to quarter. The degree of fluctuation will depend on a number of factors, including the timing and level of sales, any change in the pricing of our products and the mix of products sold. Because a significant portion of our business is expected to be derived from orders placed by a limited number of large customers, variations in the timing of such orders could cause significant fluctuations in our operating results. Customers do not typically provide us with precise forecasts of future order quantities. Quarterly demand for holograms may be materially influenced by customers' promotions, inventory replenishment, card expiration patterns, delivery schedules and other factors which may be difficult for us to anticipate. Other factors that may result in fluctuations in operating results include the timing of new product announcements and the introduction of new products and new technologies by us or our competitors, delays in research and development of new products, increased research and development expenses, availability and cost of materials from our suppliers, competitive pricing pressures and financing costs.

Liquidity and Capital Resources

At December 31, 2001, we had $7.4 million of cash and cash equivalents and working capital of $11.9 million.

On August 23, 2000, we terminated and repaid all outstanding amounts under the Foothill Loan, which was entered into on September 29, 1999. Borrowings under the Foothill Loan bore interest at the Lender's reference rate, as defined, plus 1.5%.

As a result of terminating the Foothill Loan, we incurred in 2000 an early termination fee of $0.1 million and wrote off approximately $0.2 million in unamortized deferred financing costs related to such loans.

During the years ended December 31, 2000 and 1999, the weighted average interest rate of outstanding borrowings was approximately 9.8% and 8.4%, respectively. The average aggregate borrowings during 2000 and 1999 was approximately $0.9 million and $3.3 million, respectively.

On June 30, 2000, we entered into a Stock Purchase Agreement (the "Agreement") with Crane & Co., Inc. ("Crane"). Under the Agreement, we sold 3,387,720 shares of our common stock to Crane for an aggregate purchase price of $9,316,230. The Agreement also provides that our board of directors and the audit committee of our board of directors each be expanded by one position, which was filled by Douglas A. Crane, a representative of Crane. The Agreement also provides that, for as long as Crane owns at least 51% of the shares of common stock purchased under the Agreement, Crane shall be entitled to designate one director on the management slate of nominees to our board of directors, and that, should our board of directors be expanded to a number greater than six, then our board of directors shall be expanded by another seat, and Crane shall be entitled to nominate an additional director.

Under the Agreement, Crane has the right to purchase its proportionate share of any new issuance of our securities, other than securities issued in connection with an acquisition, securities issued in connection with any stock option plan or agreement, securities issued in replacement of any outstanding securities, securities issued to all holders of shares of common stock on a pro rata basis or any securities issued in connection with a strategic investment. Also, in the event that we issue shares of common stock and/or securities convertible into or exercisable for shares of common stock in connection with the settlement of any litigation that was outstanding as of June 29, 2000, Crane will be allowed to purchase its proportionate share of our common stock at a price of $3.35 per share.

The Agreement also contains a standstill provision, whereby Crane agreed, that, among other things, neither it nor its affiliates, except as otherwise provided for in the Agreement, will acquire more than its current proportionate share of our outstanding securities. The standstill provision also provides that Crane will not offer, sell or transfer any of its voting securities of ABNH during a tender or exchange offer if such offer is opposed by our board of directors. In connection with the transaction, Crane also received the right to cause us to register Crane's shares for public resale and the right to include such shares in any future registration of our securities, subject to certain exceptions.

For the year ended December 31, 2001, our operating activities provided cash flow of $0.2 million compared to $0.4 million and $1.5 million of cash flow provided by operating activities in 2000 and 1999, respectively. The decrease in cash flows from 2000 to 2001 was primarily due to a decrease in adjustments to reconcile net income to net cash provided by operations of $1.8 million and a decrease in cash provided by changes in operating assets and liabilities of $0.9 million offset by an increase in earnings of $2.5 million.

Investing activities for the years ended December 31, 2001, 2000 and 1999 used cash flows of approximately $0.7 million, $0.7 million, and $0.5 million, respectively. These activities primarily reflected capital expenditures for the respective years. We anticipate that capital expenditures in 2002 and 2003 will be approximately $1.5 million for each year. These amounts relating to capital expenditures are required to improve production capabilities and reduce costs.

There were no financing activities for the year ended December 31, 2001. For the years ended December 31, 2000 and 1999, financing activities provided cash flows of $7.9 million, and used cash flows of $5.1 million, respectively. The activity in 2000 consisted of equity financing, net of costs of $9.1 million, offset partially by the repayment of debt of $1.2 million. The activity in 1999 was comprised of repayment of revolving credit and notes payable of $5.7 million and incurred deferred financing costs of $0.4 million, offset by borrowings under the term loan of $1.0 million.

We believe that cash flows from operations and our cash balances will be sufficient to meet working capital needs, and fund capital expenditures for the next twelve months.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which requires obligations associated with the retirement of long-lived assets to be recorded as increases in costs of the related asset. Also, on October 3, 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 supercedes SFAS No. 121, *Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS No. 144 develops one accounting model for determining impairment based on the model in SFAS No. 121, and for long-lived assets that are to be disposed of by sale, requires them to be disposed of at the lower of book value or fair value less cost to sell. SFAS No. 144 expands the scope of "discontinued operations." The new rules will be applied prospectively beginning January 1, 2002. We do not expect the adoption of these statements to have a material impact to our financial statements.

The SEC issued Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition*, in December 1999. SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. In June 2000, the SEC issued SAB No. 101B to defer the effective date of the implementation of SAB No. 101 until the fourth quarter of fiscal 2000. We have concluded that the implementation of this SAB did not have a material impact on our financial position or results of operations.

In September 2000, the Emerging Issues Task Force, ("EITF") issued EITF 00-10, *Accounting for Shipping and Handling Fees and Costs.* Under the provisions of EITF 00-10, amounts billed to a customer in a sales transaction related to shipping and handling should be classified as revenues. EITF 00-10 also requires the disclosure in the statement of operations classification of any shipping and handling costs, if material, unless these costs are included in cost of goods sold.

Effective October 1, 2000, we adopted EITF 00-10. Shipping and handling amounts billed to customers are included in revenues and shipping and handling costs are included in selling and administrative expenses and amounted to $370,000, $377,000 and $499,000 for the years ended December 31, 2001, 2000 and 1999, respectively. All comparative prior period financial statements have been reclassified to reflect this change. The adoption of this EITF has had no impact on the determination of net income (loss).

Impact of Inflation

In recent years, inflation has not had a significant impact on our historical operations. There can be no assurance that inflation will not adversely affect our operations in the future, particularly in emerging markets where inflationary conditions tend to be more prevalent.

Balance Sheets

In thousands, except share data	*December 31,* 2001	2000
Assets		
Current Assets:		
Cash and cash equivalents	**$ 7,368**	$ 7,926
Accounts receivable, net of allowance for doubtful accounts of $75 and $75	**3,322**	3,000
Inventories, net of allowances of $725 and $678	**3,267**	3,015
Deferred income taxes	**1,232**	1,191
Prepaid expenses and other	**702**	391
Total current assets	**15,891**	15,523
Machinery, Equipment and Leasehold Improvements — Net of accumulated depreciation and amortization of $8,461 and $7,709	**5,112**	5,117
Deferred Income Taxes	**143**	727
Goodwill – Net of accumulated amortization of $2,953 and $2,608	**7,408**	7,753
Other Assets	**32**	14
Total Assets	**$ 28,586**	$ 29,134
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	**$ 1,809**	$ 2,298
Accrued expenses	**2,098**	2,687
Customer advances	**100**	161
Total Current Liabilities	**4,007**	5,146
Commitments And Contingencies (Note 11)		
Stockholders' Equity:		
Preferred Stock, authorized, 5,000,000 shares; no shares issued or outstanding	**—**	—
Common Stock, par value $0.01 per share, authorized, 40,000,000 shares at December 31, 2001 and 30,000,000 shares at December 31, 2000; issued and outstanding, 18,483,720 shares	**185**	185
Additional paid-in capital	**23,994**	23,994
Retained earnings (deficit)	**400**	(191)
Total Stockholders' Equity	**24,579**	23,988
Total Liabilities and Stockholders' Equity	**$ 28,586**	$ 29,134

The accompanying notes are an integral part of these financial statements.

Statements Of Operations

In thousands, except per share data	2001	2000	1999
	Years Ended December 31,		
Revenue:			
Sales	$ 20,016	$ 19,029	$ 21,194
Royalty income	466	444	535
Total revenue	20,482	19,473	21,729
Costs And Expenses:			
Cost of goods sold	9,962	8,876	11,247
Selling and administrative	7,314	8,085	9,803
Research and development	1,233	928	261
Depreciation and amortization	1,097	1,076	1,026
Total costs and expenses	19,606	18,965	22,337
Operating income (loss)	876	508	(608)
Other Income (Expense):			
Interest income	258	229	31
Other income	—	—	24
Interest expense	—	(741)	(1,016)
Settlement with Former Parent (Note 7)	—	519	—
Settlement of shareholder litigation (Note 11)	—	(3,508)	—
Total other income (expense)	258	(3,501)	(961)
Income (Loss) Before Provision for (Benefit From) Income Taxes	1,134	(2,993)	(1,569)
Provision for (Benefit From) Income Taxes	543	(1,110)	(494)
Net Income (Loss)	$ 591	$ (1,883)	$ (1,075)
Net Income (Loss) Per Share:			
Basic and diluted	$ 0.03	$ (0.12)	$ (0.08)

The accompanying notes are an integral part of these financial statements.

Statements Of Stockholders' Equity

In thousands	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 1999	13,636	$ 136	$ 11,627	$ 2,767	$ 14,530
Net (loss)	—	—	—	(1,075)	(1,075)
Balance, December 31, 1999	13,636	136	11,627	1,692	13,455
Equity financing	3,388	34	9,109	—	9,143
Issuance of shares in settlement of shareholder litigation	1,460	15	2,859	—	2,874
Issuance of warrants in settlement of shareholder litigation	—	—	399	—	399
Net (loss)	—	—	—	(1,883)	(1,883)
Balance, December 31, 2000	18,484	185	23,994	(191)	23,988
Net income	—	—	—	591	591
Balance, December 31, 2001	18,484	$ 185	$ 23,994	$ 400	$ 24,579

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

In thousands	*Years Ended December 31,* 2001	2000	1999
Cash Flows From Operating Activities:			
Net income (loss)	$ 591	$ (1,883)	$ (1,075)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	1,097	1,076	1,026
Deferred income taxes	543	(1,110)	(494)
Deferred financing costs	—	235	626
Gain on sale of equipment	—	—	(12)
Non-cash charges relating to the issuance of common stock and warrants	—	3,273	—
Changes in operating assets and liabilities:			
Accounts receivable, net	(322)	224	799
Inventories, net	(252)	(100)	2,912
Prepaid expenses and other	(329)	(55)	248
Accounts payable, accrued expenses and other	(1,078)	(775)	(1,639)
Customer advances	(61)	(446)	(853)
Net cash provided by operating activities	189	439	1,538
Cash Flows From Investing Activities:			
Capital expenditures	(747)	(654)	(577)
Proceeds from sale of equipment	—	—	38
Net cash used in investing activities	(747)	(654)	(539)
Cash Flows From Financing Activities:			
Revolving credit borrowings (repayment), net	—	(74)	(5,517)
Notes payable, net	—	(194)	(183)
Long-term debt repayment	—	(1,000)	1,000
Proceeds from equity financing, net of costs	—	9,143	—
Deferred financing costs	—	—	(352)
Net cash provided by (used in) financing activities	—	7,875	(5,052)
(Decrease) Increase In Cash And Cash Equivalents	(558)	7,660	(4,053)
Cash And Cash Equivalents, Beginning Of Year	7,926	266	4,319
Cash And Cash Equivalents, End Of Year	$ 7,368	$ 7,926	$ 266
Supplemental Cash Payments:			
Taxes	$ 5	$ 20	$ 1
Interest	$ —	$ 542	$ 1,031

The accompanying notes are an integral part of these financial statements.

1. Basis Of Presentation and Summary of Significant Accounting Policies

American Bank Note Holographics, Inc. ("ABNH" or the "Company") was incorporated in the state of Delaware in August 1985. The Company was, until July 20, 1998 (the "Offering Date"), a wholly-owned subsidiary of American Banknote Corporation ("ABN" or the "Former Parent").

The Company originates, mass-produces, and markets secure holograms. Holograms are used for security, packaging and promotional applications. The Company operates in one reportable industry segment.

Use of Estimates — The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results may differ materially from those estimates.

Cash and Cash Equivalents — All highly liquid investments (primarily government bonds) with a maturity of three months or less, when purchased, are considered to be cash equivalents and are stated at cost, which approximates market.

Concentrations of Credit Risk — A significant portion of the Company's accounts receivable are due from credit card issuers and related credit card manufacturers located throughout the United States and Europe. The Company establishes its credit polices based on an ongoing evaluation of its customers' creditworthiness and competitive market conditions and does not require collateral.

Inventories — Inventories are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method. Hologram originations (which represent costs of a unique master hologram that is made to customer specifications and is an integral part of the production process) are capitalized and charged to cost of goods sold over the production period.

Revenue Recognition — The Company recognizes revenue in accordance with the provisions of the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition.* Specifically, sales and the related cost of goods sold are generally recognized at the latter of the time of shipment or when title passes to customers. In some situations, the Company has shipped product with the right of return where the Company is unable to reasonably estimate the level of returns and/or the sale is contingent upon the customers' use of the product. In these situations, the Company does not recognize sales upon product shipment, but rather when the buyer of the product informs the Company that the product has been used. Additionally, pursuant to terms with a certain customer, completed items are stored on behalf of the customer at the Company's on-site secured facility and, in that instance, sales are recognized when all of the following have occurred: the customer has ordered the goods, the manufacturing process is complete, the goods have been transferred to the on-site secured facility and are ready for shipment, the risk of ownership has passed to the customer and the customer has been billed for the order. At December 31, 2001 and 2000, accounts receivable from this customer approximated $1.0 million and $0.4 million, respectively.

At December 31, 2001 and 2000, customer advances approximating $0.1 million and $0.2 million, respectively, represent payments received from customers for products which have not yet been shipped. These customer advances are classified as current liabilities on the accompanying balance sheets.

Effective October 1, 2000, the Company adopted the Emerging Issues Task Force, ("EITF") 00-10, *Accounting for Shipping and Handling Fees and Costs.* Under the provisions of EITF 00-01, shipping and handling amounts billed to customers are included in revenues and shipping and handling costs are included in selling and administrative expenses and amounted to $370,000, $377,000, and $499,000 for the years ended December 31, 2001, 2000 and 1999, respectively. All comparative prior period financial statements have been reclassified to reflect this change. The adoption of this EITF has had no impact on the determination of net income (loss).

Royalty Income — The Company enters into licensing agreements with certain manufacturers under which the Company receives royalty payments. Royalty payments due under licensing agreements are recognized as income either based upon shipment reports from licensees, where available, or estimated shipments by such licensees.

Depreciation and Amortization — Machinery and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives ranging from 5 to 22 years.

Amortization of leasehold improvements is computed using the straight-line method based upon the remaining term of the applicable lease, or the estimated useful life of the asset, whichever is shorter.

Long-Lived Assets — In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* the Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such changes in circumstances may include, among other factors, a significant change in technology that may render an asset or an asset group obsolete or noncompetitive, a significant change in the extent or manner in which an asset is used, evidence of a physical defect in an asset or asset group or an operating loss. If changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition, and records an impairment loss (equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset) if such estimated cash flows are less than the carrying amount of the asset.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which requires obligations associated with the retirement of long-lived assets to be recorded as increases in costs of the related asset. Also, on October 3, 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 supercedes SFAS No. 121, *Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS No. 144 develops one accounting model for determining impairment based on the model in SFAS No. 121, and for long-lived assets that are to be disposed of by sale, requires them to be disposed of at the lower of book value or fair value less cost to sell. In addition SFAS No. 144 expands the scope of "discontinued operations." The new rules will be applied prospectively beginning January 1, 2002. Management does not expect the adoption of these statements to have a material impact on its financial position.

Goodwill — The excess of cost over net assets acquired is being amortized over 30 years using the straight-line method. The Company reviews enterprise level goodwill for impairment when changes in circumstances, similar to those described above for long-lived assets, indicate that the carrying value may not be recoverable. Under these circumstances, the Company estimates future cash flows using the recoverability method (undiscounted and including related interest charges), as a basis for recording any impairment loss. An impairment loss is then recorded to adjust the carrying value of goodwill to the recoverable amount.

In July 2001, the FASB issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and defines criteria for recognition of acquired intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective January 1, 2002. The Company is in the process of performing the required transitional fair value impairment test on its goodwill and reviewing separable intangible assets, if any, as of January 1, 2002. The Company recorded $345,000 or $0.02 per share, of goodwill amortization in 2001. As a result of the adoption of SFAS No. 142, the Company will no longer record goodwill amortization.

Warranty Costs — The Company provides for warranty costs in amounts it estimates will be needed to cover future warranty obligations for products sold during the year. Estimates of warranty costs are periodically reviewed and adjusted, when necessary, to consider actual experience.

Research and Development — Research and development costs are expensed as incurred.

Income Taxes — The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The provision for income taxes includes deferred income taxes resulting from items reported in different periods for income tax and financial statement purposes. Deferred tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Stock-Based Compensation Plans — SFAS No. 123, *Accounting for Stock-Based Compensation*, allows either adoption of a fair value method for accounting for stock-based compensation plans or continuation of accounting for stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations with supplemental disclosures.

The Company has chosen to account for its stock options using the intrinsic value based method prescribed in APB Opinion No. 25 and, accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant. Pro forma net income (loss) and net income (loss) per share amounts as if the fair value method had been adopted are presented in Note 9. SFAS No. 123 does not impact the Company's results of operations, financial position or cash flows.

Basic and Diluted Net Income (Loss) per Share — Basic net income (loss) per share is computed based on the weighted average number of outstanding shares of common stock, after giving retroactive effect to the stock split. The basic weighted average number of shares outstanding were 18,483,720, 15,421,064 and 13,636,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding and dilutive potential shares of common stock. For the years ended December 31, 2001, 2000 and 1999, the effect of options to purchase 2,509,500 shares, 2,472,500 shares and 1,420,000 shares, respectively, of the Company's common stock were excluded from the calculation of diluted net income (loss) per share because the effect of inclusion of such options would have been antidilutive. For the years ended December 31, 2001, 2000 and 1999, the diluted weighted average number of shares outstanding were 18,483,720, 15,421,064 and 13,636,000 respectively.

Business Concentration Risks — Sales to MasterCard were approximately 37%, 28% and 27% of sales for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, accounts receivable from MasterCard approximated $1.0 million and $0.4 million, respectively. The Company provides holograms to MasterCard pursuant to an agreement, as amended, which expires in February 2003, subject to automatic renewal if not terminated by either party. The loss of all or a substantial portion of the sales to MasterCard, however, would have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Sales to manufacturers of VISA credit cards (approximately 50 customers) were approximately 23%, 19% and 18% of sales for the years ended December 31, 2001, 2000 and 1999, respectively. The loss of a substantial portion of the sales to these customers would have a material adverse effect on the financial position, results of operations and cash flows of the Company. At December 31, 2001 and 2000, accounts receivable from these customers approximated $1.0 million and $0.6 million, respectively.

The Company has historically purchased certain key materials used in the manufacture of its holograms from single suppliers, with which it does not have supply contracts. Any problems that occur with respect to the delivery, quality or cost of any such materials could have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Export Sales — Export sales were 28%, 31% and 32% of sales for the years ended December 31, 2001, 2000 and 1999, respectively. All export sales are denominated in United States dollars. At December 31, 2001 and 2000, accounts receivable from these customers approximated $0.6 million and $0.9 million, respectively.

Comprehensive Income — In 1998, the Company adopted SFAS No. 130, *Reporting Comprehensive Income*, which establishes rules for the reporting of comprehensive income and its components. For each of the years ended December 31, 2001, 2000 and 1999, there was no difference between the Company's net income (loss) and comprehensive income (loss).

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year's presentation.

2. Inventories

	December 31,	
In thousands	**2001**	2000
Finished goods	**$ 1,822**	$ 1,744
Finished goods on consignment with customers	**287**	435
Work in process	**1,047**	955
Raw materials	**836**	559
	3,992	3,693
Less: Reserve for obsolescence	**(725)**	(678)
Inventories, net	**$ 3,267**	$ 3,015

3. Machinery, Equipment And Leasehold Improvements

	December 31,	
In thousands	**2001**	2000
Machinery and equipment	**$ 12,551**	$ 11,860
Leasehold improvements	**1,022**	966
	13,573	12,826
Accumulated depreciation and amortization	**8,461**	7,709
Machinery, equipment and leasehold improvements, net	**$ 5,112**	$ 5,117

Depreciation and amortization of machinery and equipment and leasehold improvements for the years ended December 31, 2001, 2000 and 1999 were $752,000, $732,000 and $681,000, respectively.

4. Accrued Expenses

	December 31,	
In thousands	**2001**	2000
Accrued contract liability	**$ 357**	$ 357
Warranty reserves	**1,011**	935
Federal, state and local income taxes	**68**	102
Salaries and wages	**435**	420
Accrued professional fees	**181**	560
Other	**46**	313
	$ 2,098	$ 2,687

5. Income Taxes

In accordance with a tax allocation agreement in effect through the Offering Date, the Company was included in the consolidated U.S. Federal income tax return and, in certain instances, consolidated or combined state and local income tax returns of its Former Parent and made payments to the Former Parent based on the amounts which would be payable as Federal, state and local income taxes as if consolidated or combined returns were not filed. The Company computed its Federal, state and local income tax provision as if it was filing separate income tax returns, without regard to the tax allocation agreement. During 2000, the Company and the Former Parent reached an agreement, subject to consummation of the Former Parent's Chapter 11 plan (see Note 7. "Related Party Transactions"). The agreement provides, among other things that the Former Parent will be responsible for and shall pay all asserted and unasserted income, franchise and similar tax liabilities of the Company for the period January 1, 1990 through July 20, 1998 and will indemnify the Company with respect to any such liabilities. Amounts paid to the Former Parent in excess of amounts which would have been payable had the Company filed separate income tax returns have been charged to Due from Former Parent and affiliates. For periods subsequent to the Offering Date, the Company is filing its own U.S. Federal and state income tax returns.

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Provision for (benefit from) income taxes are as follows:

	For the Years Ended December 31,		
In thousands	**2001**	2000	1999
Current:			
Federal	**$ —**	$ —	$ —
State and local	**—**	—	—
Deferred:			
Federal	**423**	(817)	(383)
State and local	**120**	(293)	(111)
	543	(1,110)	(494)
	$ 543	$ (1,110)	$ (494)

A reconciliation of the taxes on income and the amount computed by applying the Federal income tax statutory rate of 35% in 2001, 2000 and 1999 follows:

	For the Years Ended December 31,		
In thousands	**2001**	2000	1999
Statutory tax	**$ 397**	$ (1,048)	$ (549)
Amortization of nondeductible goodwill	**122**	122	122
State and local taxes, net of Federal benefit	**89**	(190)	(72)
Other	**(65)**	6	5
	$ 543	$ (1,110)	$ (494)

The tax effects of the items comprising the Company's deferred income tax assets and liabilities are as follows:

In thousands	December 31, 2001		December 31, 2000	
Current deferred tax assets:				
Uniform capitalization of inventory	**$**	**215**	$	253
Bad debt reserve		**32**		31
Warranty reserve		**425**		383
Inventory obsolescence		**304**		278
Accrued vacation		**51**		46
Other liabilities		**205**		200
Net current deferred tax asset	**$**	**1,232**	$	1,191
Non current deferred tax asset:				
Class action settlement reserve	**$**	**1,031**	$	—
Net operating loss carryforward		**627**		2,274
		1,658		2,274
Non current deferred tax liabilities:				
Excess tax over book depreciation		**(1,515)**		(1,547)
Net non current deferred tax asset	**$**	**143**	$	727

At December 31, 2001, the Company has net operating loss carryforwards of approximately $1.5 million, which expire through 2021, available to offset future Federal taxable income. Current or future changes in ownership could limit the availability to use these net operating loss carryforwards.

6. Revolving Credit Agreement

On August 23, 2000, the Company terminated and repaid all outstanding amounts under the Loan and Security Agreement between the Company and Foothill Capital Corporation (as amended, the "Foothill Loan"), which was entered into on September 29, 1999. Borrowings under the Foothill Loan bore interest at the Lender's reference rate, as defined, plus 1.5%.

As a result of terminating the Foothill Loan, in 2000 the Company incurred an early termination fee of $0.1 million and wrote-off approximately $0.2 million in unamortized deferred financing costs related to such loans. During 1999, the Company wrote-off unamortized deferred financing costs of approximately $0.6 million relating to the amendments to and repayment of the Company's previous credit facility.

During the years ended December 31, 2000 and 1999 the weighted average interest rate of outstanding borrowings was approximately 9.8% and 8.4%, respectively. The average aggregate borrowings during 2000 and 1999 was approximately $0.9 million and $3.3 million, respectively.

On December 8, 2000, the Company terminated and repaid $59,000 of notes payable which bore interest at 5.85%.

7. Related Party Transactions

The Company and the Former Parent were related parties until April 4, 1999 at which time the Former Parent's Chairman and Chief Executive Officer resigned as the Company's Chairman and Chief Executive Officer.

On December 8, 1999, the Former Parent filed a petition and plan of reorganization under Chapter 11 of the Federal Bankruptcy Code. In connection with negotiations on the Chapter 11 plan, the Company reached an agreement with the Former Parent which is subject among other things to (i) definitive documentation, (ii) Court approval of the settlement of the shareholder litigation, and (iii) approval of the United States Bankruptcy Court in which the Former Parent's plan of reorganization is pending. The agreement is subject to consummation of the Chapter 11 plan and also provides that (i) the parties exchange mutual, general releases for any obligations each may have to the other pursuant to the separation agreement between ABNH and the Former Parent dated July 20, 1998, and all sums allegedly owing by each of ABNH and the Former Parent, and its affiliates, to each other, (ii) the Company will receive 25,000 shares of stock of the reorganized Former Parent, (iii) the Former Parent will be responsible for and shall pay all asserted and unasserted income, franchise or similar tax liabilities of the Company for the period January 1, 1990 through July 20, 1998 and will indemnify the Company with respect to any such liabilities and (iv) the Company will withdraw its claim against the Former Parent in the Chapter 11 case and not object to the Former Parent's Chapter 11 plan as long as it comports with the terms of the agreement between the Company and the Former Parent. The above described settlement between the Company and the Former Parent was made as part of the Chapter 11 plan which the bankruptcy court confirmed on November 3, 2000. As a result of the above separation agreement the Company included in the accompanying statement of operations in 2000, approximately $0.5 million relating to the reversal of accounts payable and accrued expenses due to the Former Parent and affiliates.

We understand that ABN's bankruptcy plan has not been consummated, and that ABN has indicated in its public SEC filings that it can give no assurance that the bankruptcy plan will be consummated, and that it expects to propose to the bankruptcy court certain amendments to the bankruptcy plan that would require the approval of the bankruptcy court after solicitation of any affected creditors.

In addition to the above, the Company sold $1.0 million of products and services in 1999, to its Former Parent and affiliates in the normal course of business. There were no purchases by the Company from the Former Parent and affiliates in the normal course of business in 1999. During 1999, the Company acted as a subcontractor to an affiliate of the Former Parent under a government contract. Sales under this subcontract, which are billed to the affiliate of the Former Parent approximated $0.2 million in 1999.

8. Stockholders' Equity

On June 11, 1998, the Company increased its authorized common stock to 30,000,000 shares and its authorized preferred stock to 5,000,000 shares. On July 20, 1998, the Former Parent completed the sale of 13,636,000 shares of the Company's common stock in a public offering (the "Offering"), representing its entire investment in the Company. In regard to the class action litigation settlement, as discussed in Note 11 to the financial statements, the Company is committed to issue and distribute 1,460,000 shares of its common stock as well as warrants to purchase 863,647 shares of the Company's common stock, at an exercise price of $6.00 per share. The shares, of which 365,000 have been distributed, have been included in shares outstanding in the accompanying financial statements. On August 10, 2001, the Company's stockholders approved an amendment to the Company's Amended and

Restated Articles of Incorporation increasing the number of authorized shares of its common stock to 40,000,000 shares.

On June 30, 2000, the Company entered into a Stock Purchase Agreement (the "Agreement") with Crane & Co., Inc. ("Crane"). Under the Agreement, the Company sold 3,387,720 shares of the Company's common stock to Crane for an aggregate purchase price of $9,316,230. The Agreement also provides that the Board of Directors of the Company and the audit committee of the Board of Directors each be expanded by one position, which was filled by Douglas A. Crane, a representative of Crane.

Under the Agreement, Crane has the right to purchase its proportionate share of any new issuance of the Company's securities, other than securities issued in connection with an acquisition, securities issued in connection with any stock option plan or agreement, securities issued in replacement of any outstanding securities, securities issued to all holders of shares of common stock on a pro rata basis or any securities issued in connection with a strategic investment. Also, in the event that the Company issues shares of common stock and or securities convertible into or exercisable for shares of common stock in connection with the settlement of any litigation that was outstanding as of June 29, 2000, Crane will be allowed to purchase its proportionate share of the Company's common stock at a price of $3.35 per share. As of March 1, 2002, no proportionate purchase has been made.

The Agreement also contains a standstill provision, whereby Crane agreed, that, among other things, neither it nor its affiliates, except as otherwise provided for in the Agreement, will acquire more than its current proportionate share of the outstanding securities of the Company. The standstill provision also provides that Crane will not offer, sell or transfer any of its voting securities of the Company during a tender or exchange offer if such offer is opposed by the Company's Board of Directors.

During 2000 the Company entered into additional agreements with Crane under which the Company rents factory space and leases employees for the Company's facility in Dalton, MA. For the years ended December 31, 2001 and 2000, the Company paid Crane under these agreements, $72,000 and $12,000, respectively, for the rental of factory space and $116,000 and $11,000, respectively, for the leased employees. In addition the Company paid Crane $5,700 and $50,000 for leasehold improvements on the rental space for the years ended December 31, 2001 and 2000, respectively.

9. Stock Incentive Plans

On August 4, 2000, the Company adopted the American Bank Note Holographics, Inc. 2000 Stock Incentive Plan (as amended, the "2000 Plan"), which was subsequently approved by the Company's stockholders at the annual meeting on September 12, 2000. On July 20, 1998, the Company adopted the 1998 Stock Incentive Plan (as amended, the "1998 Plan", and collectively with the 2000 Plan, the "Plans"). The Plans were adopted for the purpose of granting various stock incentives to officers, directors, employees and consultants of the Company. The Board of Directors (or a committee appointed by the Board of Directors) has discretionary authority, subject to certain restrictions, to administer the Plans. The total number of shares reserved for issuance under the Plans are 3,213,000 shares of common stock. Options to purchase 868,500 shares of common stock are available for future grants at December 31, 2001 under the Plans. Options to purchase 2,344,500 shares of common stock were outstanding under the Plans at December 31, 2001. Options to purchase an additional 165,000 shares of common stock were outstanding outside the Plans at December 31, 2001. The exercise price of options granted under the Plans may not be less than 100% of the fair market value of the common stock on the date such option was granted. Options granted under the Plans generally become vested and exercisable for up to 33⅓% of the total optioned shares upon each succeeding anniversary of the date of grant. Generally, the unexercised portion of any option automatically terminates upon the termination of the optionee's employment with the Company, unless otherwise determined by the Board of Directors; provided however, that any extension shall not extend beyond the expiration of the option, generally ten years. Upon a change in control, outstanding options will generally become fully vested.

A summary of the status of the Company's outstanding stock options as of December 31, 2001, 2000 and 1999 and changes during the years then ended follows:

	2001		2000		1999	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**2,472,500**	**$ 2.64**	1,420,000	$ 3.22	984,250	$ 8.50
Granted	**188,000**	**1.83**	1,136,500	1.99	1,244,000	2.35
Forfeited	**(151,000)**	**2.69**	(84,000)	4.32	(808,250)	8.31
Outstanding, end of year	**2,509,500**	**2.58**	2,472,500	2.64	1,420,000	3.22
Exercisable, end of year	**1,524,069**	**2.91**	696,666	3.38	67,333	8.50
Weighted average fair value of options outstanding during the year	**$ 2.11**		$ 2.42		$ 1.97	

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$1.67 to $8.50	**2,509,500**	**8.01**	**$2.58**

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for outstanding stock options as all stock options were granted at an exercise price equal to or in excess of the fair value of the stock. Had compensation cost for the Company's outstanding stock options been determined based on the fair value at the grant dates for those options consistent with SFAS No. 123, the Company's 2001, 2000 and 1999 net income (loss) and basic and diluted net income (loss) per share would have differed as reflected by the pro forma amounts indicated below:

in thousands, except per share amounts	**2001**	2000	1999
Net income (loss):			
As reported	**$ 591**	$ (1,883)	$ (1,075)
Pro forma	**$ (124)**	$ (2,598)	$ (2,295)
Basic and diluted net income (loss) per share:			
As reported	**$ 0.03**	$ (0.12)	$ (0.08)
Pro forma	**$ (0.01)**	$ (0.17)	$ (0.17)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Expected volatility	**76.84%**	70.10%	71.25%
Risk-free interest rate	**4.97% to 5.52%**	5.23% to 6.60%	4.84% to 5.92%
Dividend yield	**—**	—	—
Expected life	**7.5 years**	7.5 years	7.5 years

10. Employee Benefits Plans

Retirement Plans — On October 1, 1999, the Company implemented defined contribution plans for its employees. Prior to October 1, 1999, the Company participated in the defined contribution plan of the Former Parent. Aggregate contributions to such plans, which have been charged to the Company's operations, were approximately $48,000, $46,000 and $77,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Postretirement Health Care and Life Insurance Plans — Prior to the Offering Date, the Company participated in benefit plans of affiliates of its Former Parent, which provided certain postretirement health care and life insurance benefits for certain eligible employees. Under the terms of these plans, the Company's employees could become eligible for these benefits if they reached normal retirement age, with certain service requirements during the period in which the Company participated in those plans. The Company accrued the estimated cost of retiree benefit payments (other than pensions) during the years an employee provided services. The Former Parent's plans are not funded and the Company is not responsible for the benefits to be provided to employees who retired from the Company prior to the Offering Date or who had qualified for such benefits as of the Offering Date. During 1999, the Company determined that it would not continue this plan for current employees. Included in selling and administrative expenses for the year ended December 31, 1999, is approximately $0.4 million relating to the reversal of this unfunded obligation.

11. Commitments And Contingencies

SEC Investigation — On February 9, 1999, the Division of Enforcement of the SEC issued a Formal Order Directing Private Investigation in connection with matters giving rise to the need to restate the Company's previously issued financial statements for the years ended December 31, 1997 and 1996 and the first three quarters of 1998 that were filed by former management. The SEC has concluded its investigation of the Company and has accepted the Company's offer of settlement. On March 16, 2001, the Commissioners of the SEC approved an order making findings and imposing a cease and desist order on any future violations of Section 17(a) of the Securities Act, Sections 10(b), 13(a), 13(b)(2)(A) and (B), and 30A of the Exchange Act, and Exchange Act Rules 10b-5, 12b-20, and 13a-13. Without admitting or denying any liability the Company paid a $75,000 fine to the SEC because certain former senior officers of the Company allegedly violated provisions of the Foreign Corrupt Practices Act. The fine was recorded as a charge to the statement of operations in the fourth quarter of 2000. The order was approved and filed by the Secretary of the SEC on July 18, 2001.

Litigation — A consolidated class action complaint against the Company, certain of its former officers and directors, its Former Parent, the four co-lead underwriters of the Offering and its previous auditors, had been filed in the United States District Court for the Southern District of New York (the "Court"). The complaint alleges violations of the federal securities laws and seeks to recover damages on behalf of all purchasers of the Company's common stock during the class period (July 15, 1998 through February 1, 1999). The complaint seeks rescission of the purchase of shares of the Company's common stock or alternatively, unspecified compensatory damages, along with costs and expenses including attorney's fees.

In October 2000, the Company, all other defendants and the plaintiffs entered into a definitive agreement to settle all of the claims that are the subject of the class action, as well as claims asserted against the Former Parent and other defendants in a separate class action. The settlement agreement received the final approval of the Court on December 15, 2000. The approval of the Bankruptcy Court for the Southern District of New York in which the Chapter 11 proceeding of the Former Parent is pending has already been given. Under the settlement, the insurance carrier for the Company and the Former Parent paid in escrow $12,500,000, the previous auditors paid in escrow $2,350,000 and the Company is committed to issue and distribute 1,460,000 shares of its common stock as well as warrants to purchase 863,647 shares of the Company's common stock, at an exercise price of $6.00 per share. The shares, of which 365,000 have been distributed, have been included in shares outstanding in the accompanying financial statements. The warrants, of which 215,910 have been issued, are exercisable for a 30 month period commencing on December 18, 2000. On February 8, 2002, the plaintiffs filed a motion requesting distribution of class settlement funds and securities. The motion is pending before the Court.

The Former Parent will also issue and distribute certain of its securities as part of the settlement. In regard to the settlement, the Company recorded a charge to its statement of operations in fourth quarter of 2000 of $3,356,000. Such charge was comprised of the cost of the

Company's common stock issued at the closing price of the stock on the day of final settlement, the value of the warrants issued, which value was determined using the Black-Scholes option-pricing model, and other related costs.

On August 17, 1999, the Company commenced an action seeking recovery of approximately $350,000 on a claim arising from amounts owed to the Company for holographic materials sold and delivered in July 1999. On December 1, 1999, the Company received the defendant's answers to its complaint and counterclaims alleging millions of dollars in damages arising from the Company's alleged breach of a 1993 agreement pursuant to which the Company sold holographic material to the defendant and alleged failure to fulfill a May 1998 purchase order. On January 7, 2000, the court granted the Company's motion for summary judgment with respect to the claim. On March 15, 2000, the Company entered into a settlement agreement with the defendant under which the defendant agreed to pay $346,000 and the parties exchanged general releases of all claims. The Company also agreed that it would resume shipments under the May 1998 purchase order.

In 1998, the Company fulfilled an order for holograms for approximately $600,000. In 1999, the customer alleged that the Company breached its contract with such customer based on problems that the ultimate user was experiencing with the holograms, and claimed potential damages in excess of $6 million. On May 29, 2000 the Company entered into a settlement with the customer under which the Company will provide a product credit which the customer may apply against future invoices on certain products sold to it by the Company. The parties also exchanged general releases of all claims. The Company recorded a $775,000 warranty reserve during the first quarter of 1999, in regard to this matter, which the Company considers to be a reasonable estimate of the cost of the settlement. In the third quarter of 2000 the Company's insurance carriers agreed to pay $750,000 to the Company as a product liability reimbursement on this matter.

The Company currently and from time to time is involved in litigation (as both plaintiff and defendant) incidental to the conduct of its business; however, other than the shareholder litigation described above, the Company is not a party to any lawsuit or proceeding which, in the opinion of management of the Company, is likely to have a material impact on the Company's financial position, results of operations or cash flows.

Amounts accrued for litigation matters represent the anticipated costs (damages and/or settlement amounts) in connection with pending litigation and claims. The costs are accrued when it is both probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. The accruals are based upon the Company's assessment, after consultation with counsel, of probable loss based on the facts and circumstances of each case, the legal issues involved, the nature of the claim made, the nature of the damages sought and any relevant information about the plaintiffs, and other significant factors which vary by case. When it is not possible to estimate a specific expected cost to be incurred, the Company evaluates the range of probable loss and records the minimum end of the range. As of December 31, 2001, there were no accruals for litigation matters. As of December 31, 2000, accruals for litigation matters approximated $40,000. The Company believes, based on information known at December 31, 2001, that anticipated probable costs of litigation matters as of December 31, 2001 have been adequately provided to the extent determinable.

Indemnification from Former Parent — As described above and in Notes 5 and 7, during 2000, the Company and its Former Parent entered into an agreement, which, among other matters, provide for the indemnification, under certain circumstances, of the Company by the Former Parent. The Former Parent has experienced significant financial difficulty, which may result in its inability to perform under the terms of the indemnification provided, which could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Product Liability Matters — The Company provides holograms in connection with a wide range of its customers' products, in which case it is possible that the Company is subject to product liabilities in association with those products or in connection with the holograms used with those products. Although the Company maintains product liability insurance, there can be no assurance that such insurance would be available to cover any such claim or available in amounts sufficient to cover all potential liabilities. As a result, product liability claims could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Leases — The Company has long-term operating leases for offices, manufacturing facilities and equipment, which expire through 2007. The Company has renewal options on some locations, which provide for renewal rents based upon increases tied to the consumer price index.

Net rental expense was approximately $1.3 million, $1.2 million and $1.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001, future minimum lease payments under noncancelable operating leases are as follows: $1.0 million in 2002; $0.8 million in 2003; $0.8 million in 2004; $0.8 million in 2005; $0.7 million in 2006; and $0.4 million thereafter.

Employment Agreements — In 1999, the Company entered into employment agreements with certain officers, which provide for, among other matters, minimum compensation of approximately $553,000 in 2002 and $77,000 in 2003. The agreements also provide for bonuses. In connection with these agreements, the Company granted options to acquire 1,448,000 shares of its common stock at prices ranging from $1.75 to $2.88 per share, representing the fair market value of the Company's common stock on the dates of grant.

12. Special Investigation And Related Restatement Expenses

During 1999, the Audit Committee of the Company's Board of Directors commenced a special investigation into the events that resulted in the need to restate the Company's financial statements for the years ended December 31, 1997 and 1996 and the first three quarters of 1998. The costs of the special investigation and related restatement effort and legal defense approximated $3.5 million, net of insurance reimbursements of $0.6 million, and are included within selling and administrative expenses, in 1999, in the accompanying statements of operations.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock was traded on the New York Stock Exchange under the symbol "ABH" from the time of our initial public offering on July 15, 1998 to August 3, 1999, when trading in our common stock was suspended. Our common stock was subsequently delisted from the NYSE.

Following the suspension of trading of our common stock on the NYSE, our common stock has been traded in the over-the-counter market. From August 3, 1999 until March 30, 2000, our common stock pricing information could be found in the "pink sheets" published by National Quotation Bureau, LLC. Since March 31, 2000, shares of our common stock have been quoted on the NASD's Over-the-Counter Bulletin Board quotation service under the symbol "ABHH." Our securities are not listed or quoted on any exchange or other quotation system.

The following table sets forth the high and low closing prices of our common stock for each quarter of 2000, 2001 and the first five months of 2002.

	High	Low
2000		
First Quarter	$ 3.48	$ 1.69
Second Quarter	3.25	1.59
Third Quarter	2.31	1.75
Fourth Quarter	2.13	1.09
2001		
First Quarter	$ 2.03	$ 1.28
Second Quarter	2.43	1.28
Third Quarter	2.32	1.49
Fourth Quarter	2.20	1.55
2002		
First Quarter	$ 1.98	$ 1.36
Second Quarter (through May 31, 2002)	2.10	1.65

As of June 4, 2002, there were approximately 931 holders of record of our common stock. Because many of our shares of common stock are held of record by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

We have not paid cash dividends during the past two fiscal years. We have no plans or intentions of paying dividends in the foreseeable future.

Unaudited Quarterly Results of Operations for the Years Ended December 31, 2001 and 2000

In thousands, except per share data	*Year Ended December 31, 2001* First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$ 5,032	$ 5,008	$ 5,137	$ 4,839
Cost of goods sold	2,373	2,469	2,457	2,663
Net (loss) income	290	239	103	(41)
Net income per share-basic and diluted	$ 0.02	$ 0.01	$ 0.01	$ 0.00

In thousands, except per share data	*Year Ended December 31, 2000[(a)]* First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales [(b)]	$ 4,875	$ 4,485	$ 4,598	$ 5,071
Cost of goods sold	1,957	2,033	1,712	3,174
Net (loss) income	235	121	115	(2,354)
Net (loss) income per share-basic and diluted	$ 0.02	$ 0.01	$ 0.01	$ (0.14)

(a) During the year ended December 31, 2000 we incurred costs of $3.4 million regarding the settlement of the shareholder litigation and $0.1 million in connection with the settlements of the SEC and U.S. Attorney investigations. In addition, we reversed $0.5 million from accounts payable and accrued expenses resulting from a settlement which we entered into with the Former Parent. These items are included in other income (expense) on the accompanying statement of operations. Additionally in the third quarter of 2000, our insurance carriers agreed to pay $750,000 to us as a product liability reimbursement, which we included in cost of sales.

(b) Quarterly sales for the year ended December 31, 2000 have been adjusted from the amounts originally reported to include shipping charges billed to customers, previously netted in general and administrative expenses, as required by the provisions of EITF 00-10.

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in significant activity with respect to market risk sensitive instruments. Accordingly, our risk with respect to market sensitive instruments is immaterial.

To the Board of Directors and
Stockholders of American Bank Note Holographics, Inc.:

We have audited the accompanying balance sheets of American Bank Note Holographics, Inc. (a Delaware corporation) as of December 31, 2001 and 2000 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements and schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Bank Note Holographics, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page S-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Arthur Andersen LLP
New York, New York
March 1, 2002

To the Board of Directors and
Stockholders of American Bank Note Holographics, Inc.
Elmsford, New York

We have audited the accompanying statements of operations, stockholders' equity and cash flows of American Bank Note Holographics, Inc. for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of American Bank Note Holographics, Inc. for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the financial statements, the Company is involved in certain litigation and potential litigation.

Deloitte & Touche LLP

Deloitte & Touche LLP
New York, New York
March 29, 2000

Corporate Information

Executive Officers

Kenneth H. Traub
President and
Chief Executive Officer

Salvatore F. D'Amato
Chairman of the Board

Alan Goldstein
Vice President and
Chief Financial Officer

Board of Directors

Kenneth H. Traub
President and
Chief Executive Officer
American Bank Note Holographics, Inc.

Salvatore F. D'Amato
Chairman of the Board
American Bank Note Holographics, Inc.

Stephen A. Benton, PhD.
Allen Professor of Media Arts & Sciences
Massachusetts Institute of Technology

Fred J. Levin
President and
Chief Executive Officer
The Jewelry Intelligence Network LLC

Douglas A. Crane
Manager of Currency Paper Manufacturing
and
U.S. Currency Contract
Crane & Co., Inc.

Counsel

Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, NY 10103

Annual Meeting of Stockholders

July 12, 2002 at 10:00am
Renaissance Westchester Hotel
80 West Red Oak Lane
White Plains, New York 10604

Form 10-K

ABNH has filed an Annual Report on Form 10-K with the Securities and Exchange Commission. Copies of this report can be obtained free of charge by contacting ABNH, c/o Investor Relations, at the address below or calling Investor Relations at the number set forth below.

Transfer Agent and Registrar

American Stock Transfer & Trust Co.
6201 15th Avenue – Third Floor
Brooklyn, NY 11219

Internet Address

www.abnh.com

Headquarters

399 Executive Boulevard
Elmsford, NY 10523
914-592-2355

AMERICAN BANK NOTE HOLOGRAPHICS, INC.

399 EXECUTIVE BOULEVARD, ELMSFORD, NY 10523
(914) 592-2355 FAX: (914) 592-3248
(800) 966-2264 www.abnh.com